NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

March 3, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

United States

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that NatWest Group plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 3, 2022.

Sincerely,

NatWest Group plc

By:	/s/ Andrew Wells
Andrew Wells
Director of Financial Control